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                                                                       Exhibit 6

                             WASTE MANAGEMENT, INC.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60521
                                 (708) 572-8800

for further information contact:

   Analyst Contact:          Media Contact:           RRT Contact:
   Jim Koenig                Chris Combs              Lawrence J. Schorr
   708-572-8822              708-572-3074             607-798-7137, ext. 223

   WASTE MANAGEMENT, INC. AGREES TO ACQUIRE

   RESOURCE RECYCLING TECHNOLOGIES, INC.

   Oak Brook, Illinois, and Vestal, New York, March 17, 1995 -- Waste Management, Inc. and Resource Recycling Technologies, Inc. jointly announced today that they have signed a definitive agreement pursuant to which WMI has agreed to commence a tender offer for any and all outstanding shares of common stock of RRT at a price of $11.50 net per share in cash. On March 16, 1995, the closing sale price for RRT on the American Stock Exchange composite tape was $8.375 per share.

   The offer will be subject to certain conditions including, among other things, the tender of a minimum of 50.1 percent of the outstanding shares of RRT (assuming the exercise of all outstanding stock options and warrants and the conversion of all convertible securities) and the termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. If the conditions to the offer are met, the tender offer will be followed by a merger in which non-tendering stockholders will receive the right to obtain $11.50 net per share in cash. RRT has approximately 2,675,773 shares, options and warrants to purchase 573,863 shares, and securities convertible into 6,509 shares outstanding. Stockholders beneficially owning approximately 33 percent of the shares on a fully diluted basis have agreed to tender their shares.

   WMI said the offer would be made only by an Offer to Purchase and related Letter of Transmittal, copies of which will first be mailed to RRT's stockholders on or about March 23, 1995.

   RRT owns and/or operates several material recycling facilities primarily in the northeast and one in Florida. The company also designs and manages construction of solid waste recycling facilities and systems and provides processing and administrative services to regional retailers and beverage wholesalers subject to the New York State Bottle Bill. For 1994, RRT reported revenues of $41,793.000.

   Waste Management, Inc., a subsidiary of WMX Technologies, Inc., is the nation's leading provider of recycling and integrated solid waste management services in North America. The Company provides recycling services to 6.4 million households in 860 communities and serves more than 119,000 commercial customers. WMI also operates 120 material recovery facilities.

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